2001 ROSS AVENUE	AUSTIN
DALLAS, TEXAS	DALLAS
75201-2980 TEL +1 214.953.6500 FAX +1 214.953.6503 www.bakerbotts.com	DUBAI HONG KONG HOUSTON LONDON MOSCOW
NEW YORK
RIYADH
WASHINGTON
February 21, 2006
067766.0285
VIA EDGAR TRANSMISSION

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-3628
Attention:	Mara L. Ransom
Tina Chalk

Re:	Affiliated Computer Services, Inc.
Schedule TO-C filed January 26, 2006
Schedule TO-C filed January 27, 2006
Schedule TO-C filed February 1, 2006
Schedule TO-C filed February 6, 2006
Tender Offer Statement on Schedule TO-I filed February 9, 2006
SEC File No. 5-43971
Ladies and Gentlemen:
          This letter sets forth the responses of Affiliated Computer Services, Inc., a Delaware corporation (the “Company”), to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated February 16, 2006, with respect to the Tender Offer Statement on Schedule TO-I and the other documents referenced above (as amended, the “Schedule TO”) of the Company.
          Where applicable, our responses indicate the additions or revisions we included in Amendment No. 2 to the Schedule TO (“Amendment No. 2”), which we are filing with the Commission today. For your convenience, our responses are prefaced by the exact text of the Staff’s corresponding comment in bold text.
          We respectfully request that the Staff review Amendment No. 2 and our responses at its earliest convenience. As requested in the Staff’s letter, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments in filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

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•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Schedule TO
Exhibit (a)(1)(A) — Offer to Purchase for Cash
Forward-Looking Statements, page 8

1.	We note your references here and in Exhibit (a)(5)(I) to the Private Securities Litigation Reform Act of 1995. The safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act of 1933 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations. Please refrain from referring to such safe harbor provisions in any future press release or other communication relating to this tender offer.

Response:
          We acknowledge that the safe harbor protections under the Private Securities Litigation Reform Act of 1995 do not apply to statements made in connection with a tender offer and we will refrain from making similar statements in future press releases or other communications relating to the tender offer.
The Offer, page 12
2.	In an appropriate place in this discussion, disclose how you will notify shareholders of the price you have determined you will pay for shares tendered in the tender offer.

Response:
          We have revised the disclosure to address the Staff’s concern. In Amendment No. 2, we have added the following sentence to the end of the fifth full paragraph on page 12 of the Offer to Purchase:
“Promptly after the expiration of the Offer, we will issue one or more press releases setting forth the preliminary and final results of the Offer. In the event of proration, the press release of the final results will include the proration ratio (as

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discussed below) and will be issued approximately five days after the Expiration Date.”
See Paragraph 3 under the caption “Items 1 through 11” of Amendment No. 2.
Section 1. Terms of the Offer

3.	Refer to the second paragraph under “Odd Lots” where you indicate that you reserve the right to purchase Shares tendered from those shareholders who, after proration, would then own less than 100 Shares. Please tell us how this would be appropriate under Rule 13e-4(f)(3).

Response:
          In response to the Staff’s concern, we have deleted the second paragraph under “Odd Lots” under the caption “Terms Of The Offer” on page 14 of the Offer to Purchase. See paragraph 4 under the caption “Items 1 through 11” of Amendment No. 2.
Section 4. Withdrawal Rights, page 24

4.	See the penultimate paragraph in this section. Please revise to explain why you may be “unable to purchase Shares in the Offer for any reason” other than a failure of condition.

Response:
          We have revised the disclosure to address the Staff’s concern. In Amendment No. 2, we have amended and restated the first full paragraph on page 25 of the Offer to Purchase to read as follows:
“If we extend the Offer, are delayed in our purchase of Shares or, due to the failure of one of the conditions described in Section 7 “Conditions Of The Offer”, we find it inadvisable to proceed with the Offer or with acceptance for payment, then, without prejudice to our rights under the Offer, the Depositary may, subject to applicable law, retain tendered Shares on our behalf, and the Shares may not be withdrawn except to the extent tendering shareholders are entitled to withdrawal rights as described in Section 4 “Withdrawal Rights”.”
See paragraph 5 under the caption “Items 1 through 11” of Amendment No. 2.
Section 7. Conditions of the Offer, Page 26

5.	See the first paragraph, which relates to the company’s determination whether the triggering of a condition “makes it inadvisable” to proceed with the offer. Please

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note that, when a condition is triggered and the company decides to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). You may not rely on this language to tacitly waive a condition of the offer by failing to assert it. Please confirm your understanding on a supplemental basis.
Response:
          The Company confirms that if a condition is triggered and the Company decides to proceed with the tender offer, this would constitute a waiver of the triggered condition.
6.	A tender offer may only be subject to conditions that are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. In this regard, we note the following:
•	the reference to “any action or omission to act by [you]” in the first and last paragraph;

•	the reference to “threatened” in the second bullet point; and

•	the reference to “indirectly” in the third bullet point.
Please revise to clarify the conditions in accordance with this comment.
Response:
          We have revised the disclosure to address the Staff’s concerns. In Amendment No. 2, we have amended and restated the third bullet under the question “Are there any conditions to the Offer?” on page 3 of the Offer to Purchase to read as follows:
“• No legal action shall be pending, or shall have been proposed or taken, that arises out of the Offer or any events or circumstances relating thereto or that would or is reasonably likely to adversely affect our business or adversely impact our ability to purchase the Shares in the Offer;”
In addition, in Amendment No. 2, we have amended and restated the first full paragraph under the caption “7. Conditions Of The Offer” on page 26 of the Offer to Purchase, the second bullet under such paragraph on pages 26 and 27 and the first sentence of the last full paragraph under such caption on page 28 to read as follows:
          “Notwithstanding any other provision of the Offer, we will not be required to accept for payment, purchase or pay for Shares tendered, and we may terminate or amend the Offer or may postpone the acceptance for payment of, or the purchase of and the payment for, Shares tendered, subject to the rules under the Exchange Act, if at any time on or after February 9, 2006 and on or before the Expiration Date any of the following events have occurred (or have been

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determined by us to have occurred) that, in our reasonable judgment and regardless of the circumstances giving rise to the event or events, makes it inadvisable to proceed with the Offer or with acceptance for payment:
. . .
•	there has been any action instituted, pending, proposed or taken, including any settlement, or any approval withheld, or any law, statute, rule, regulation, judgment, order or injunction invoked, proposed, sought, promulgated, enacted, entered, amended, enforced, applicable or deemed to be applicable to the Offer or to us or any of our subsidiaries, including any settlement, by any court, government or governmental, regulatory or administrative authority, agency or tribunal, domestic, foreign or supranational, that arises out of the Offer or any events or circumstances relating thereto or that, in our reasonable judgment, would or is reasonably likely to:
. . .
          The conditions referred to above are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any condition, and may be waived by us, in whole or in part, at any time and from time to time up to the Expiration Date in our reasonable discretion, except for those conditions dependent upon compliance with applicable law.”
See paragraphs 2, 6, 8 and 9 under the caption “Items 1 through 11” of Amendment No. 2.
Section 9. Source and Amount of Funds, page 29

7.	We note that the offer remains subject to a financing condition. In this regard, please note our position that a material change in the offer occurs when the offer becomes fully financed (i.e. the financing condition is satisfied) and that, accordingly, five days must remain in the offer or the offer must be extended upon the satisfaction or waiver of the financing condition. Please advise us of your intent in this regard.

Response:
          As disclosed in the Offer to Purchase and the Schedule TO, assuming the Company purchases 55,500,000 shares of its Class A Common Stock, $0.01 par value per share (the “Shares”), in the tender offer at the maximum price of $63.00 per share, the Company intends to obtain the funds necessary for such purchase, together with the funds necessary to refinance the Company’s existing indebtedness under its existing credit facility and certain fees and expenses, by borrowing approximately $4.0 billion pursuant to a new term loan facility and by the use of then available cash on hand. In addition, the Company intends to enter into a $1.0 billion

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revolving credit facility for general corporate purposes. The Company entered into a commitment letter with Citigroup Global Markets Inc., on behalf of itself and its affiliates, dated January 26, 2006 (such letter, together with the attached terms and conditions, the “Commitment Letter”), with respect to the term loan facility and the revolving credit facility. The Commitment Letter has been filed previously as Exhibit (b)(1) to the Schedule TO, and summaries of the indicative terms and conditions of the borrowings under the Commitment Letter have been disclosed in the Offer to Purchase, which is filed as Exhibit (a)(1)(A) to the Schedule TO.
          The Staff’s comment suggests that the satisfaction of the Company’s financing condition as currently set forth in the Offer to Purchase constitutes a material change to the tender offer requiring the tender offer to run or be extended for five days thereafter. The Company respectively submits that it already has “committed” financing, and that the condition currently stated in the Offer to Purchase refers, in effect, to a more limited “funding” condition.
          We note that the Staff has long recognized a distinction between firm, legally binding commitment letters and non-binding financial arrangements. Unlike tender offers containing a “true” financing condition (i.e., a non-binding financial arrangement or no financial arrangement at all), the Company’s tender offer was commenced with a firm, fully underwritten and legally binding commitment letter in place that would provide the funds necessary to purchase the Shares and the other uses contemplated by the Company.
          Accordingly, by disclosing the terms of the Commitment Letter in the Offer to Purchase, the Company has identified its source of financing, disclosed its terms to shareholders and made clear that it is prepared to borrow the funds necessary to consummate the tender offer on the terms described in the Commitment Letter. In other words, the Company’s tender offer is effectively only conditioned upon the satisfaction of customary conditions, some of which are ministerial tasks (such as the delivery of closing documents and the placing of liens on the Company’s assets) and others, which are not within the Company’s control (such as the absence of any material adverse change in the business of the Company).
          We note in this regard that the Company has disclosed to shareholders in the Offer to Purchase these material conditions to the lender’s funding, all of which conditions are usual and customary to financing agreements of this type. We further note that if the Staff’s view is correct that the tender offer must remain open for five days after satisfaction of the financing condition, the Company would be required to waive, in advance, the condition that the lender funds the committed financing. As a result, the Company would be at risk in the event that the lender did not, in fact, make such financing available. We would respectively submit that there is no reason that the Company should bear such risk. Furthermore, in order for the Company to alleviate this risk fully, they would have to borrow $4.0 billion well in advance of the expiration of the tender offer, even though they would not yet know the number of shares tendered, the price at which such shares were tendered or whether any of the other conditions to the tender offer have been triggered. We respectfully submit that such a requirement would be costly and impractical.

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          To the extent that the Staff is concerned that shareholders possess all material information necessary to make an informed decision about whether to tender, the Company can confirm that it expects to enter into definitive financing agreements on terms materially consistent with those described in the Commitment Letter and in the Offer to Purchase. As long as the Company executes definitive financing agreements on terms materially consistent with the Commitment Letter, all material terms would have been disclosed to shareholders, and the Company’s execution of the definitive agreements would not be a material change to facts already disclosed to shareholders. However, if the Company executes definitive financing agreements that differ materially from what is provided in the Commitment Letter and what has been disclosed to investors, then the Company acknowledges that it would need to ensure that the tender offer is open for sufficient additional time after the date of the disclosure of the material change (which may require an extension of the tender offer depending on when the disclosure takes place).
          In short, the Company believes that shareholders have already been informed that the Company has committed financing and have been provided summaries of the indicative terms and conditions of such financing. The Company respectfully submits that shareholders do not need five business days to evaluate the fact that committed financing has been provided pursuant to prior binding commitments on terms and conditions that have been previously disclosed.
          In light of the Staff’s comment, however, and in order to reflect better the limited nature of the financing condition that exists, we have revised certain language of the Offer to Purchase in order to clarify that the Commitment Letter is binding and the only “financing condition” is the satisfaction of customary conditions. Therefore, Amendment No. 2 amends the first bullet under the question “Are there any conditions to the Offer?” on page 3 of the Offer to Purchase to read as follows:
“• We must obtain financing pursuant to the terms and conditions to be contained in our definitive financing agreements with Citigroup Global Markets Inc.;”
          In addition, in Amendment No. 2, we have amended the first bullet under the caption “7. Conditions Of The Offer” on page 26 to read as follows:
“• one or more of the customary conditions set forth in the definitive financing agreements is not satisfied and, as a result, the lender will not provide the contemplated financing;”
See paragraphs 1 and 7 under the caption “Items 1 through 11” of Amendment No. 2.
8.	Confirm to us that when the financing is complete, you will file the relevant loan agreement as an exhibit in accordance with Item 1016(b) of Regulation M-A.

Response:
          We confirm that, in accordance with Item 1016(b) of Regulation M-A, once the financing is complete, we will file the relevant loan agreements as exhibits to a Current Report on Form 8-K and we will incorporate such agreements as exhibits to the Schedule TO.

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Section 13. Material U.S. Federal Income Tax Considerations, page 40

9.	Please eliminate the statement in the last paragraph that this discussion is included for general information only. We believe this statement suggests that your stockholders may not rely on the description of the material tax consequences included in your offering materials.

Response:
          In response to the Staff’s concern, we have deleted the first sentence in the last paragraph of the section captioned “13. Material U.S. Federal Income Tax Consequences” on page 44 of the Offer to Purchase. See paragraph 10 under the caption “Items 1 through 11” of Amendment No. 2.
Section 15. Fees and Expenses, page 45

10.	We note your indication that the Dealer Manager will receive a “reasonable and customary fee.” Considering you have indicated on page 12 and elsewhere that you will extend the Offer if you “materially increase the Dealer Manager’s fee,” revise this discussion to provide quantified information so as to give readers some sense as to what this fee constitutes.

Response:
          We have revised the disclosure to address the Staff’s concerns. In Amendment No. 2, we have amended and restated the first full paragraph under the caption “15. Fees and Expenses” on page 45 of the Offer to Purchase to read as follows:
“We have retained Citigroup Global Markets, Inc. to act as sole Dealer Manager and our financial advisor in connection with the Offer. Citigroup will receive, for these services, a fee equal to the sum of: (a) the greater of (i) $12,500,000 or (ii) 0.53% of the gross value of Shares repurchased by the Company in conjunction with the Offer and (b) $0.10 per share times the number of Shares repurchased by the Company in conjunction with the Offer. We have also agreed to reimburse Citigroup for reasonable out-of-pocket expenses incurred in connection with the Offer, including fees and expenses of counsel, and to indemnify Citigroup against liabilities in connection with the Offer, including liabilities under the federal securities laws. Furthermore, Citigroup is also acting as the lead manager for the new credit facilities referenced in the Commitment Letter for which it will receive a separate customary syndication fee.”
See paragraph 11 under the caption “Items 1 through 11” of Amendment No. 2.

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* * * * *
          Should any member of the Staff have any questions regarding the Company’s responses to the Staff’s comments set forth above, or should any member of the Staff need any additional confirmation, such person should not hesitate to call the undersigned at (214) 953-6954, or my colleague, Sarah Rechter, at (214) 953-6419.

Very truly yours,
/s/ Neel Lemon
Neel Lemon